082-01561

082-03964

07023001

The ... d takes no responsibility f... makes
no ... mpleteness, and expressly d... ny loss
how ... upon the whole or any part ... announcement.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 12)

HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

JOINT ANNOUNCEMENT

DELAY IN DESPATCH OF CIRCULARS

SUPPL

Financial Advisor to Henderson Land Development Company Limited
Morgan Stanley

> Reference is made to the joint announcement dated 27 March 2007 (the "**Joint Announcement**") of Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited ("**HIL**") in relation to the Acquisition, the Share Premium Reduction and the Proposed Distribution.
>
> Each of HLD and HIL has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 and (in the case of HIL only) Rule 14A.49 of the Listing Rules by extending the date of despatch of its circular in relation to the Acquisition to on or before 30 April 2007.

Reference is made to the Joint Announcement. Unless otherwise defined, capitalised terms used in this announcement have the same meanings as those used in the Joint Announcement.

Pursuant to Rule 14.38 and (in the case of HIL only) Rule 14A.49 of the Listing Rules, each of HLD and HIL is required to issue a circular in relation to the Acquisition to its shareholders within 21 days after publication of the Joint Announcement, which is on or before 18 April 2007. As additional time is needed to finalise the audit of the accounts of the

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HIL Group for the six months ended 31 December 2006 in order to include certain financial information in the circular, each of HLD and HIL has applied for a waiver from strict compliance with Rule 14.38 and (in the case of HIL only) Rule14A.49 of the Listing Rules by extending the date of despatch of its circular to on or before 30 April 2007.

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 17 April 2007

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the HIL Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

END